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                                                                    EXHIBIT 99.2

                      [Ameristar Casinos, Inc. Letterhead]




March 26, 2002


Mr. Robert K. Herdman
Chief Accountant

United States Securities and Exchange Commission

Dear Mr. Herdman:

Arthur Andersen LLP, our independent public accountants, have represented to us in writing that their audit was subject to their quality control system for the United States accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation, and that availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.



Very truly yours,

/s/ Thomas M. Steinbauer

Thomas M. Steinbauer
Senior Vice President and Chief Financial Officer